[LETTERHEAD OF AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.]



                                  July 16, 2001


VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-4
Washington, D.C. 20549-1004
Attn:  Ms. Sara Hirsch

         RE:      NETCURRENTS, INC.
                  REGISTRATION STATEMENT ON FORM SB-2/A
                  FILE NO. 333-59068

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933 (the "Act"), we hereby request, on behalf of NetCurrents, Inc. (the "Company"), the Commission's consent to the withdrawal of the above referenced Registration Statement (the "Registration Statement") effective immediately. The Company has determined to withdraw the Registration Statement due to market conditions. We are informed by the Company that none of the securities included in the Registration Statement filed under the Act have been sold by the Company.

     Upon grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto," and which is to be included in the file for the Registration Statement.

     If you have any questions with respect to the above, or if you require additional information, please do not hesitate to contact the undersigned.

                                                 Sincerely,



                                                 /s/ AFSHIN HAKIM
                                                 Afshin Hakim


cc:      Mr. Irwin Meyer
         Mr. Arthur Berstein



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